December 19, 2006	Jeff Thacker
jeff.thacker@hellerehrman.com
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United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Jeffrey P. Riedler Ms. Sonia Barros Mr. John Krug

Re:	Artes Medical, Inc. Registration Statement on Form S-1 (File No. 333-134086) Amendment No. 6
Ladies and Gentlemen:
Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Artes Medical, Inc. (the “Company”), is Amendment No. 6 (“Amendment No. 6”), amending the Company’s Registration Statement on Form S-1 (File No. 333-134086) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”). Amendment No. 6 is marked to show changes from Amendment No. 5 to the Registration Statement filed with the Commission on December 13, 2006.
This letter is submitted on behalf of the Company in connection with the proposed initial public offering of the Company’s common stock, to provide the Staff of the Commission (the “Staff”) with supplemental information with respect to a change in the price of the offering from the anticipated price contained in the Registration Statement and the Preliminary Prospectus, dated November 27, 2006 (the “Preliminary Prospectus”), distributed in connection with the offering. In addition, Amendment No. 6 contains disclosure that certain of the Company’s existing stockholders have indicated an interest in purchasing up to approximately 800,000 shares of common stock in the offering at the public offering price.
Based on discussions with Cowen and Company, LLC and Lazard Capital Markets LLC, as representatives for the underwriters for the offering (the “Representatives”), we have determined that the price of the shares to be sold in the offering will be $6.00 per share, compared to an estimated price range of $12.00 to $14.00 described in the Preliminary Prospectus. We have discussed the decrease in the price per share with the Representatives, the Company and Wilson Sonsini Goodrich and Rosati, Professional Corporation, special legal counsel for the underwriters in connection with the offering (“WSGR”), and determined that the decrease in the net

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December 19, 2006 Page 2
proceeds of the offering resulting from the reduced price does not constitute a material change requiring recirculation of the Preliminary Prospectus under Rules 460 and 461 promulgated under the Securities Act, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended. WSGR has informed us that it concurs with our opinion that recirculation of the Preliminary Prospectus is not required.
Change in the Net Proceeds of the Offering:
The Company believes that the change in the net proceeds of the offering does not require recirculation of the Preliminary Prospectus because the Company will continue to use the proceeds from the offering to fund the same activities as those disclosed in the Preliminary Prospectus, and the Company will be able to pursue the same business strategy as disclosed in the Preliminary Prospectus. In the Use of Proceeds section of the Preliminary Prospectus, the Company disclosed that it had specific uses for an aggregate of $21.5 million of the net proceeds from the offering, including:
•	$12.0 million to build its sales and marketing organization and implement promotional and advertising campaigns related to the commercial launch of its FDA-approved product, ArteFill;

•	$5.0 million to conduct a long-term, post-market safety study of approximately 1,000 patients treated with ArteFill;

•	$2.5 million to further automate and expand the capacity of its manufacturing facilities; and

•	$2.0 million to conduct further studies to evaluate the feasibility, safety and efficacy of ArteFill for other aesthetic applications.
The Company also disclosed that the reminder of any net proceeds from the offering would be used for working capital and general corporate purposes.
If the Company completes the offering at $6.00 per share, it estimates that the net proceeds from the offering will be approximately $21.9 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by the Company. If the underwriters exercise their over-allotment option in full, the Company estimates that the net proceeds from the offering will be approximately $25.7 million, based on the same assumptions.
In addition, we note that the Company had cash and cash equivalents of $12.8 million at September 30, 2006, before undertaking the offering. Moreover, the Company has access to an additional $10 million in funding under its existing credit facility with Comerica Bank, which it secured in November 2006.
As a result, the Company believes that the reduction in the net proceeds resulting from changing the offering price to $6.00 per share will not change its anticipated use of proceeds or business strategy. Further, the Company believes that all statements contained in the Use of Proceeds section of the Preliminary Prospectus are accurate, and that any changes required to the Preliminary Prospectus to reflect the reduction in the net proceeds of the offering are not material. Therefore, the Company believes that recirculation of the Preliminary Prospectus would not provide potential investors, who are largely sophisticated institutional investors well aware of the change in net proceeds and its effects, with meaningful additional disclosure. Each of these reasons is discussed in greater detail below.

December 19, 2006 Page 3
•	No Change Required to Use of Proceeds: The Use of Proceeds section outlines the Company’s planned use of an aggregate of $21.5 million of the net proceeds from the offering, with the remainder to be used for working capital and general corporate purposes. The Company also states that it believes its available cash and cash equivalents, together with the net proceeds from the offering, will be sufficient to meet its capital requirements for at least the next 12 months.

If the Company completes the offering at a price per share of $6.00, it anticipates that its net proceeds will be $21.9 million, and $25.7 million if the underwriters’ exercise their over-allotment option in full. The Company’s net proceeds calculations are based on estimated offering expenses of $3.8 million (i.e., not including underwriting discounts and commissions). As stated on page 6 of the Preliminary Prospectus, the Company has previously paid $2.7 million of these offering expenses as of September 30, 2006. In addition, as stated on pages 50 to 52 of the Preliminary Prospectus, the Company entered into a loan and security agreement in November 2006, with Comerica Bank for a $10 million credit facility. Based on these factors and the Company's existing cash and cash equivalents, the Company does not intend to change its anticipated use of proceeds, and believes that all statements contained in the Use of Proceeds section of the Preliminary Prospectus are accurate.

•	No Material Change to Liquidity and Capital Resources. The Company advises us that it had conservatively estimated that the net proceeds of the offering, together with its existing cash resources, would be sufficient to meet its anticipated capital needs through the first quarter of 2008. The Company has carefully reviewed its internal cash flow forecasts, anticipated expenses, and anticipated cash resources in light of the lower estimated net proceeds, and has informed us that the reduction in the estimated net proceeds from the offering does not change the Company’s estimate that the net proceeds from the offering, together with the Company’s existing cash and cash equivalents, will be sufficient to meet the Company’s projected operating requirements through the first quarter of 2008.

•	No Material Change to the Company’s Business Strategy. The Company has advised us that it will continue to use the proceeds from the offering, together with the Company’s existing cash and cash equivalents and funds from its credit facility, to fund the same activities as those disclosed in the Preliminary Prospectus. The Company has secured FDA-approval for its product, ArteFill. In the Use of Proceeds section of the Preliminary Prospectus, the Company disclosed that the primary use of the net proceeds would be to support the sales and marketing costs related to the commercial launch of ArteFill. As stated on page 51 of the Preliminary Prospectus, the Company stated that it expects to incur approximately $8 million to $12 million in costs related to the sales and marketing of ArteFill. As a result, the $12 million reported in the Use of Proceeds section is at the high end of the range of the sales and marketing expenses the Company expects to incur. Further, the Company has the ability to monitor and control the costs of the commercial launch of ArteFill.

December 19, 2006 Page 4
•	No Material Change Required to Risk Factors. The risk factors include substantial and detailed disclosure informing prospective investors of the risks associated with the Company’s business, and its commercialization of its FDA-approved product, ArteFill. In particular, the Company’s second risk factor on page 9 of the Preliminary Prospectus describes the various factors that may impact the Company’s additional funding requirements, if any.

•	Dilution. The “Dilution” section in Amendment No. 6 and related risk factors on dilution have been revised to indicate the lower price. However, the change in the offering price results in less dilution per share to new investors than the dilution estimated in the Preliminary Prospectus.

•	Capitalization. The “Capitalization” section in Amendment No. 6 has been revised to reflect that fewer shares of the Company’s common stock will be outstanding following the offering than previously indicated in Preliminary Prospectus. This reduction in shares results from the decrease in shares of common stock issuable to the Company’s existing warrant holders who have elected to exercise their options through the “cashless” exercise provisions in their warrants on the closing of the offering.

•	None of the other primary sections of the Preliminary Prospectus, including “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Management”, have changed in any material respect as a result of the pricing change.

•	The reduction in net proceeds will not adversely affect the Company’s ability to carry on its business (as described in the Preliminary Prospectus or otherwise) or trigger any material adverse change to the Company’s rights or obligations under any provision of any of the Company’s material agreements. There are no legal or business conditions, covenants or requirements applicable to the Company that will not be met as a result of the reduced offering size.
Other Considerations:
Based on conversations with the Representatives, the Company believes that a significant majority of the shares to be sold in the offering will be purchased by experienced institutional investors. The Company believes that such investors are aware that many recent initial public offerings by other medical device and biopharmaceutical companies have experienced similar reductions in the actual offering price and/or size offering from the estimates contained in the preliminary prospectuses distributed in connection with such offerings. In particular, the change in the price from the filing range will not come as a surprise to investors who are currently negotiating the pricing of the offering with the managing underwriters. Moreover, the Representatives have advised us that, prior to confirming orders, they will cause to be transmitted to all investors a “free writing prospectus” which sets forth the final offering price, as well as updated information on the net proceeds of the offering and the effect of the reduction in the net proceeds on capitalization and dilution.

December 19, 2006 Page 5
Moreover, recirculation of the Preliminary Prospectus would result in a delay in the offering just as it is ready to be completed. The Company believes that any such delay, particularly in light of current market conditions, could jeopardize the Company’s ability to complete the offering at any time in the foreseeable future. In balancing the risks and costs to the Company and its prospective public investors against the other considerations discussed herein, the Company believes that recirculation is not warranted.
Indication of Interest:
Amendment No. 6 contains disclosure that certain of the Company’s existing stockholders have indicated an interest in purchasing up to approximately 800,000 shares of common stock in the offering at the public offering price. The disclosure further provides that because the indications of interest are not binding agreements or commitments to purchase, the underwriters in the offering may determine not to sell shares in the offering to the existing stockholders, or the existing stockholders may decide not to purchase shares in the offering.
Notification of Investors:
We have been advised that each member of the underwriting syndicate has agreed to transmit the “free writing prospectus” referenced above to each investor to whom it expects to confirm sales of common stock in the offering prior to confirming an order.
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Thank you in advance for reviewing this letter and Amendment No. 6 this morning. Please let us know if we can provide you with any further information or assistance to facilitate your prompt review.

Very truly yours, /s/ Jeff Thacker Jeff Thacker

cc:	Vanessa Robertson Oscar Young Diane S. Goostree (w/o encl.) Peter C. Wulff (w/o encl.)